
SEC MAIL
RECEIVED
PROCESSING
DEC 23 2010
WASH, D.C.
211
SECTION


10032811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/09 (MM/DD/YY) AND ENDING 10/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salman Partners (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17th floor, 1095 West Pender Street
(No. and Street)

Vancouver	BC	V6E 2M6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Mitchell, Chief Financial Officer 604 622-5294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street	Vancouver	BC	V7Y 1C7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salman Partners (U.S.A.) Inc., as of October 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOEL Z. GOLDEN
Barrister & Solicitor
1200 Waterfront Centre, 200 Burrard Street
P.O. Box 48600, Vancouver, Canada V7X 1T2
604-640-4141

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Management of
Salman Partners (U.S.A.) Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of **Salman Partners (U.S.A.) Inc.**, the Securities Investor Protection Corporation [SIPC], the Securities and Exchange Commission and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating **Salman Partners (U.S.A.) Inc.**'s compliance with the applicable instructions of the General Assessment Reconciliation [Form SIPC-7] for the fiscal period beginning November 1, 2009 and ending October 31, 2010. **Salman Partners (U.S.A.) Inc.**'s management is responsible for **Salman Partners (U.S.A.) Inc.**'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries within **Salman Partners (U.S.A.) Inc.'s** bank statements. Based on the procedures performed, Ernst & Young noted no issues.
2. Compared the amounts reported on audited Form X-17A-5 with the amounts reported in Form SIPC-7 for the period ended October 31, 2010. Based on the procedures performed, Ernst & Young noted no issues.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Based on the procedures performed, Ernst & Young noted the amounts agree.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. Based on the procedures performed, Ernst & Young noted no issues.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation [Form SIPC-7] for the fiscal period beginning November 1, 2009 and ending October 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Vancouver, Canada,
December 13, 2010.

Chartered Accountants

Statement of Financial Condition
[Expressed in U.S. Dollars]

Salman Partners (U.S.A.) Inc.

October 31, 2010

ERNST & YOUNG

Quality In Everything We Do

REPORT OF INDEPENDENT AUDITORS


SEC MAIL PROCESSING
RECEIVED
DEC 23 2010
WASH, D.C.
211
SECTION

To the Board of Directors and Stockholder of
Salman Partners (U.S.A.) Inc.

We have audited the accompanying statement of financial condition of **Salman Partners (U.S.A.) Inc.** as of October 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of **Salman Partners (U.S.A.) Inc.** at October 31, 2010 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Vancouver, Canada,
December 13, 2010.

Chartered Accountants

Salman Partners (U.S.A.) Inc.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. Dollars]

As at October 31

	2010
	$
ASSETS	
Cash	3,966,222
Due from broker dealer *[note 7[b]]*	133,132
Other receivables	10,174
Marketable securities	211,100
	4,320,628
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued liabilities *[note 7[a]]*	39,968
Due to clients	131,432
Income taxes payable	4,078
Deferred tax liability	86,665
Liabilities subordinated to claims of general creditors *[note 5]*	1,500,000
Total liabilities	1,762,143
Stockholder's equity	
Common stock *[note 6]*	150,000
Retained earnings	2,408,485
Total stockholder's equity	2,558,485
	4,320,628

See accompanying notes

Salman Partners (U.S.A.) Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. Dollars]

October 31, 2010

1. NATURE OF OPERATIONS

Salman Partners (U.S.A.) Inc. [the "Company"] is a broker dealer registered under the Securities Exchange Act of 1934 and was incorporated under the Canadian Business Corporations Act on March 19, 1996.

The Company is a registrant with the Financial Industry Regulatory Authority ["FINRA"] and is a wholly owned subsidiary of Salman Partners Inc., a Canadian-owned investment dealer. Salman Partners Inc. is a member of the Investment Industry Regulatory Organization of Canada.

The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company effects all of its securities transactions through Salman Partners Inc., acting as clearing and settlement agent for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies adopted by the Company are as follows:

Marketable securities

Marketable securities are recorded at fair value at the statement of financial condition date. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions or on such other information and valuation methods as may be reasonable in the circumstances. Unrealized gains and losses are included in income.

Securities transactions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Use of estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Foreign exchange

The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are converted into U.S. dollars at the exchange rate in effect at the date of this statement.

Income taxes

The amount of current and deferred income taxes payable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates.

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Fair value measurements

The Company follows guidance under the Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] Topic 820 ["ASC 820"], *Fair Value Measurements and Disclosures,* with regard to financial assets and financial liabilities measured on a recurring basis. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access; Level 2 inputs are inputs, other than quoted prices in active markets, that are either directly or indirectly observable; and Level 3 inputs are unobservable inputs for the asset or liability that rely on management's assumptions about how the market participants would price the asset or liability.

[Expressed in U.S. Dollars]

3. CHANGES IN ACCOUNTING POLICIES

The following accounting policy changes were adopted on a prospective basis with no restatement of the prior period financial statement.

Subsequent events

On February 24, 2010, the FASB released amendments to ASC No. 855 ["ASC 855"], *Subsequent Events*, formerly referenced as SFAS No. 165, *Subsequent Events*, to establish general standards of accounting for and disclosure of subsequent events. ASC 855 renames the two types of subsequent events as recognized subsequent events or non-recognized subsequent events and modifies the definition of the evaluation period for subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. This will require entities to disclose the date, through which an entity has evaluated subsequent events and the basis for that date. ASC 855 is effective for annual financial periods ending after June 15, 2010. The Company adopted the standard effective November 1, 2009 and the adoption of the standard did not have a material impact on its financial statement. The Company has evaluated subsequent events through to the date of the report of independent auditors and did not recognize any subsequent events.

Accounting for uncertainty in income taxes

On July 13, 2006, the FASB released ASC No. 740 ["ASC 740"], formerly known as FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" probability of being sustained by the applicable tax authority. Tax positions deemed to not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period in which they are realized. The Company adopted the standard effective November 1, 2009 with no material impact on its financial statement. The Company recognizes interest incurred relating to unrecognized tax benefits and penalties in operating expenses. The Company files income tax returns in the Canadian jurisdiction. The Company is no longer subject to Federal or Provincial examinations by tax authorities for years before 2006.

[Expressed in U.S. Dollars]

Future accounting pronouncements

Fair value measurements

In January 2010, the FASB issued ASC Update No. 2010-06, *Fair Value Measurements and Disclosures* ["ASU 2010-06"] which updates ASC 820, *Fair Value Measurements and Disclosures.* ASU 2010-06 requires new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, ASU 2010-06 will require: [a] an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements from one measurement date to another and to describe the reasons for the transfers; and [b] information about purchases, sales, issuances and settlements to be presented separately [i.e., the activity must be presented on a gross basis rather than net] in the reconciliation for fair value measurements using significant unobservable inputs [Level 3 inputs]. ASU 2010-06 clarified existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 fair value measurements. This standard is effective for fiscal years beginning on or after December 15, 2010. Management does not anticipate the adoption of this standard will have a material impact on the financial statement.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, amounts due from/to broker dealer and clients, other receivables, accounts payable and accrued liabilities and liabilities subordinated to claims of general creditors. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, except as noted below. The fair values of these financial instruments approximate their carrying values, except for liabilities subordinated to claims of general creditors, which have a fair value of $1,308,401.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis and monitors the total value of transactions with counterparties. As at October 31, 2010, all amounts due from broker dealer and other receivables are current and no provisions have been made for any potential uncollectible amounts.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. Dollars]

October 31, 2010

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or funds its obligations as they come due. Client receivables are secured by readily marketable securities and are reviewed daily for impairment in value and collectability. The Company's business requires capital for operating and regulatory purposes, and consequently the Company maintains large and highly liquid current asset balances.

Market risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The Company is exposed to market risk primarily as a result of its dealing in equity securities which are exchange traded and valued at quoted market prices. The Company maintains minimal holdings in marketable securities in relation to its overall asset holdings, and mitigates its market risk exposure through controls to limit concentration levels and capital usage within its accounts.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company holds certain of its assets and incurs certain of its liabilities in Canadian dollars. Foreign exchange risk therefore arises from the possibility that changes in the price of foreign currencies will result in losses.

Fair value measurements

All of the Company's financial assets and financial liabilities which are reported at fair value meet the definition of Level 1 inputs.

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. Dollars]

October 31, 2010

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Debt under subordination agreements consists of the following:

	2010 $
Note payable to parent with interest calculated at 1% per annum, maturing on September 30, 2011	200,000
Note payable to parent with interest calculated at 1% per annum, maturing on September 30, 2011	300,000
Note payable to parent with interest calculated at 1% per annum, maturing on April 30, 2013	1,000,000
	1,500,000

Liabilities subordinated to the claims of general creditors represent loans from the Company's parent, Salman Partners Inc. The loans are covered by agreements approved by FINRA, and are available to the Company in computing net capital under the U.S. Securities and Exchange Commission's Uniform Net Capital Rule ["Rule 15c3-1"]. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they are not to be repaid without express written consent by FINRA. There were no changes to liabilities subordinated to the claims of general creditors during the year.

6. COMMON STOCK

	2010 $
Authorized	
Unlimited number of common shares without par value	
Issued and fully paid	
150,000 common shares	150,000

[Expressed in U.S. Dollars]

7. RELATED PARTY TRANSACTIONS

During 2010, the Company entered into the following transactions and maintained the following balances with related parties:

[a] At October 31, 2010, accounts payable and accrued liabilities of $39,968 were payable to the Company's parent, Salman Partners Inc.

[b] At October 31, 2010, amounts due from broker dealer of $133,132 were receivable from the Company's parent, Salman Partners Inc.

The above referenced transactions have been measured using the exchange amount, which is the amount that has been agreed to by the transacting parties.

8. NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to Rule 15c3-1. The Company follows the primary [aggregate indebtedness] method under Rule 15c3-1 which requires it to maintain a minimum net capital of the greater of $100,000 and one-fifteenth of its aggregate indebtedness. The Company had net capital at October 31, 2010 of $3,704,168, representing an excess of $3,604,168 over the minimum net capital required.

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